ENERGEN CORPORATION
605 Richard Arrington, Jr. Boulevard North
Birmingham, Alabama 35203-2707
Telephone (205) 326-2700

December 13, 2007

Ellie Quarles

Special Counsel

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	Energen Corporation

Definitive 14A

Filed March 22, 2007

File No. 1-07810

Dear Ms. Quarles:

Reference is made to your letter to our Chief Executive Officer, James T. McManus, II, dated December 6, 2007. We have reviewed your comments and have the following responses:

Officers Review Committee, page 7

1. We note your response to comment 1 in our letter dated August 21, 2007. Please confirm that you will include the information from your response in your proxy statement.

We will include the information in future proxy statements.

Selection of Board Nominees, page 9

2. We note your response to comment 2 in our letter dated August 21, 2007. Please confirm that you will include the information from your response in your proxy statement.

We will include the information in future proxy statements.

Compensation Discussion and Analysis, page 26

3. We note your response to comment 6 in our letter dated August 24, 2007. In the proxy statement, you state that you intend to compensate executives “at approximately the 50th percentile of the market”. Accordingly, it appears that you benchmark your performance against market information. Please identify the components of the benchmarks against which you benchmark compensation, including the three sources of information identified on page 27 and the peer group you reference on page 29 of the proxy statement. If the officers review committee is not aware of the components of the databases provided by Towers Perrin, it should disclose that fact in the proxy statement.

During recent years, on an every-other-year basis, the consulting firm of Towers Perrin has provided the ORC with compensation data and analysis from (i) Towers Perrin’s energy services database, (ii) Towers Perrin’s general industry database, and (iii) those members of the Company’s performance share peer group that appear in Towers Perrin’s database. Towers Perrin most recently provided such information in 2005. During the years in which Towers Perrin is not providing information from its databases, it provides general observations on compensation trends.

The Committee uses the databases for general reference purposes only; it does not benchmark against any one or any combination of them. The Towers Perrin energy services database includes approximately 100 companies and its general industry database includes over 800 companies. The Committee has not requested a listing of the companies in the databases other than identification of those which also appear in the Company’s performance share peer group. The following companies appear in both a Towers Perrin database and the performance share peer group: AGL Resources Inc.; Atmos Energy Corp.; Equitable Resources Inc., Keyspan Corporation; MDU Resources Group Inc.; Nicor Inc.; Oneok Inc.; Peoples Energy Corp.; Scana Corp.; Vectren Corporation; WGL Holdings Inc.; and Wisconsin Energy Corp. A list of all performance share peer group companies was attached as Schedule A to our comment response dated September 20, 2007.

We will include this information and the performance share peer group companies in future proxy statements.

4. We note your response to comment 7 in our letter dated August 21, 2007. Please confirm that you will include the information from your response in your proxy statement.

We will include the information in future proxy statements.

Annual Incentive Compensation, page 28

5. We note your response to comment 8 in our letter dated August 21, 2007. Please confirm that you will include the information from your response in your proxy statement, including target incentive opportunities for the last completed fiscal year.

We will include the information in future proxy statements.

Long-Term Incentive Compensation, page 29

6. We note your response to comment 9 in our letter dated August 21, 2007, Please confirm that you will include the information from your response, including how you calculate total shareholder return, in your proxy statement.

We will include the information in future proxy statements.

7. We note your response to comment 10 in our letter dated August 21, 2007 and we reissue that comment. Please provide further analysis in the proxy statement regarding why you choose to pay each element of compensation. See Item 402(b)(1)(iv) of Regulation S-K.

On December 10, 2007, we discussed with Ms. Quarles our August 21, 2007 response to comment 10. She concluded that the prior response was satisfactory. We will include the information in future proxy statements.

Retirement, Death, Disability, Termination of Employment, page 30

8. We note your response to comment 11 in our letter dated August 21, 2007 and we reissue that comment.

In future proxy statements we will organize and draft the pension plan and related disclosures in accordance with your comment.

Severance Compensation Agreements and Change in Control, page 32

9. We note your response to comment 12 in our letter dated August 21, 2007. Please confirm that you will include the information from your response in your proxy statement.

We will include the information in future proxy statements.

Please call me if you need additional information or clarification.

Sincerely,

/s/ J. David Woodruff
General Counsel and Secretary

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